Anthony J. McCusker 650.752.3267 AMcCusker@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

October 27, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4720

Attention: Barbara C. Jacobs, Assistant Director

Re:	Imperva, Inc.
Registration Statement on Form S-1
File No. 333-175008

Ladies and Gentlemen:

This letter is being furnished on behalf of Imperva, Inc. (the “Company”) in response to comments contained in the letter dated September 9, 2011 from Barbara C. Jacobs, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Shlomo Kramer, President and Chief Executive Officer of the Company, with respect to Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on September 6, 2011. Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on October 27, 2011.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 4 as marked. Copies of this letter and its attachments will also be provided to Jaime John, Patrick Gilmore and Evan Jacobson of the Commission.

United States Securities and Exchange Commission

October 27, 2011

Form S-1

General

1.	We note that page 3 of your letter dated September 1, 2011 indicates management’s conclusion that “neither the market approach nor the income approach was considered appropriate for valuing the Company. Instead, [you] used the PWERM to estimate the fair value of the Company.” This statement appears to contradict the disclosure on page 4 of that letter, which appears to indicate that you use variations of the market approach to determine fair value under the IPO and merger/sale scenarios. Please clarify this discrepancy in your disclosure.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 80.

2.	Additionally, please note that we are unable to conclude on your response to prior comments 20, 21 and 22 of our letter dated July 14, 2011 until you file your next amendment with the revised disclosure and estimated IPO price range.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 4 includes the revised disclosure and estimated IPO range.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics of Our Business, page 47

3.	We reissue prior comment 2. Although you have identified certain key metrics, and briefly discussed why your management believes that they are key metrics, you do not appear to have included management’s discussion and analysis of the key business metrics during the covered time periods, or how the changes will impact their decisions regarding your company going forward. For example, discuss how management:

•	Used changes in net revenue to assess the acceptance of your products from your customers, your growth in the markets you serve and to establish your strategic and operating plans for future periods;

•	Used changes in gross margin to assess the impact on your current and forecasted financial results from any changes to the pricing and mix of products you are selling to your customers;

United States Securities and Exchange Commission

October 27, 2011

•	Used changes in your loss from operations to assess how effectively you are planning and monitoring your operations as well as controlling your operational costs;

•

Evaluated the level of your cash, cash equivalents and short-term investments to ensure that you have sufficient liquidity to fund your operations, including the development of future products and product enhancements and the expansion into new sales channels and territories; and

•	Considered changes in customer count in analyzing your market penetration, the productivity of your sales organization and the value that your products bring to your customer base.

Please revise. For guidance, refer to Section III.B of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 54-63 and 65-67.

Exhibit List

4.	We reissue prior comment 6. On pages 131 and 132, you state that “pursuant to” their respective offer letters and under your 2003 Plan, you granted Mr. Strohm 100,000 shares of common stock and Mr. Slootman 80,000 shares of common stock. Any compensatory plan, contract or arrangement, in which any director participates is deemed material and shall be filed as an exhibit. See Item 601(b)(10)(iii)(A) of Regulation S-K. Please file your agreements with Messrs. Strohm and Slootman as exhibits.

RESPONSE: In response to the Staff’s comment, the Company has filed the offer letters with Messrs. Strohm and Slootman as exhibits to the Registration Statement.

Additionally, in response to the oral comments received from the Staff on September, 9, 2011, the Company has revised the disclosure on page 96.

United States Securities and Exchange Commission

October 27, 2011

If you require additional information, please telephone the undersigned at (650) 752-3267 or Bradley Bugdanowitz at (415) 733-6099.

Sincerely,

/s/ Anthony J. McCusker

Anthony J. McCusker

cc:	Shlomo Kramer (Imperva, Inc.)
Bradley Bugdanowitz, Esq. (Goodwin Procter LLP)
Jeffrey Saper, Esq. (Wilson Sonsini Goodrich & Rosati, PC)
Rezwan Pavri, Esq. (Wilson Sonsini Goodrich & Rosati, PC)